UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              EMERITUS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                David W. Niemiec
--------------------------------------------------------------------------------
                         Saratoga Management Company LLC
                               535 Madison Avenue
                            New York, New York 10022
                                 (212) 906-7000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.132-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 21 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.                                              Page 2 of 21 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Saratoga Partners IV, L.P.
          I.R.S. No. 13-4013670
--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        4,155,124
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       4,155,124
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,155,124 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.2% -  See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 21 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.                                              Page 3 of 21 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Saratoga Coinvestment IV LLC
          I.R.S. No. 13-4013670
--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        4,155,124
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       4,155,124
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,155,124 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.2% -  See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 3 of 21 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.                                              Page 4 of 21 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Saratoga Associates IV LLC
          I.R.S. No. 13-4013667
--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        4,155,124
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       4,155,124
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,155,124 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.2% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 4 of 21 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.                                              Page 5 of 21 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Saratoga Management Company LLC
          I.R.S. No. 13-4013664
--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        4,155,124
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       4,155,124
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,155,124 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.2% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                               Page 5 of 21 Pages

CUSIP No.                                             Page 6 of 21 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          John P. Birkelund
--------------------------------------------------------------------------------


2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO, PF
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        4,155,124
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       4,155,124
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,155,124 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.2% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 6 of 21 Pages

CUSIP No.                                             Page 7 of 21 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Richard P. Campbell, Jr.

--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO, PF
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       None
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          None - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 7 of 21 Pages

CUSIP No.                                             Page 8 of 21 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Charles P. Durkin, Jr.

--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO, PF
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      2,500
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        4,155,124
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       2,500
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       4,155,124
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,157,624 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.2% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 8 of 21 Pages

CUSIP No.                                              Page 9 of 21 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          David W. Niemiec

--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO, PF
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      2,500
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        4,155,124
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       2,500
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       4,155,124
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,157,624 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.2% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 9 of 21 Pages

CUSIP No.                                              Page 10 of 21 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Christian L. Oberbeck

--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO, PF
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        4,155,124
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       4,155,124
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,155,124 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.2% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                               Page 10 of 21 Pages

CUSIP No.                                              Page 11 of 21 Pages


--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Bret E. Russell

--------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|


--------------------------------------------------------------------------------

3         SEC USE ONLY


--------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          OO, PF
--------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                              |_|

          N/A
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        4,155,124
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       4,155,124
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,155,124 - See Item 5
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.2% - See Item 5
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 11 of 21 Pages

Item 1.  Security and Issuer

     This Schedule 13D relates to shares of Series B Convertible Preferred Stock, $.0001 par value, with a stated value of $1,000 per share ("Series B Preferred Stock") convertible into the common stock, $.0001 par value (the "Common Stock") of Emeritus Corporation (the "Company") whose principal executive offices are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121.

     Each share of Series B Convertible Preferred Stock is convertible into shares of Common Stock of the Company at an initial conversion price of $7.22 per share of Common Stock, subject to antidilution protection.

Item 2. Identity and Background

     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Saratoga Partners IV, L.P., a Delaware limited partnership ("Saratoga Partners"); (2) Saratoga Coinvestment IV LLC ("Saratoga Coinvestment"); (3) Saratoga Associates IV LLC, a Delaware limited liability company ("Saratoga Associates"); (4) Saratoga Management Company LLC, a Delaware limited liability company ("Saratoga Management"); (5) Richard P. Campbell, Jr.; (6) John P. Birkelund; (7) Charles P. Durkin, Jr.; (8) David W. Niemiec; (9) Christian L. Oberbeck; and (10) Bret E. Russell (the parties named in clauses (6) through (9) are hereinafter referred to as the "Saratoga Individuals").

     Saratoga Partners is a Delaware limited partnership which makes investments for long term appreciation. Saratoga Associates is the General Partner of Saratoga Partners. Saratoga Associates has appointed Saratoga Management as Manager of Saratoga Partners. Saratoga Management along with Saratoga Associates makes all of the management and investment decisions on behalf of Saratoga Partners.

     Saratoga Coinvestment is a Delaware limited liability company which makes investments for long term appreciation. Saratoga Management is the Managing Member of Saratoga Coinvestment and makes all of the management and investment decisions on behalf of Saratoga Coinvestment.

     Saratoga Associates is a Delaware limited liability company. As the General Partner of Saratoga Partners, Saratoga Associates participates in management decisions made on behalf of Saratoga Partners. Saratoga Associates is managed by an Executive Committee, the membership of which is set forth in Schedule A.

     Saratoga Management is a Delaware limited liability company. As the Manager of Saratoga Partners, Saratoga Management is responsible for the day to day management of Saratoga Partners and participates in investment decisions made on behalf of Saratoga Partners. As the Managing Member of Saratoga Coinvestment, Saratoga Management participates in investment decisions made on behalf of Saratoga Coinvestment. Saratoga Management is also the attorney-in-fact and agent for an aggregate of 1,125 shares of Series B Preferred Stock beneficially owned by John P. Birkelund (461 shares), Charles P. Durkin, Jr. (401 shares), David W. Niemiec (175 shares), Christian L. Oberbeck (67 shares) and Bret E. Russell (21 shares). Saratoga Management is managed by an Executive Committee, the membership of which is set forth in Schedule B.

     The address of the principal business and office of each of the Reporting Parties is 535 Madison Avenue, New York, New York 10022.

     The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each of the Executive Committee Members and Members of Saratoga

                               Page 12 of 21 Pages

Associates and Saratoga Management are set forth on Schedules A and B, respectively, attached hereto.

     During the past five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to a Series B Preferred Stock Purchase Agreement dated as of December 10, 1999 among the Company and Saratoga Partners (the "Purchase Agreement", Saratoga Partners and certain of its assigns were to purchase from the Company at an initial and subsequent closing (the "Closing"), 40,000 shares of Series B Preferred Stock. The initial closing occurred on December 30, 1999. At the initial closing, Saratoga Partners purchased 28,125 shares of Series B Preferred Stock which are convertible into 3,895,429 shares of Common Stock, Saratoga Coinvestment purchased 750 shares of Series B Convertible Preferred Stock which are convertible into 103,878 shares of Common Stock and John P. Birkelund, Richard P. Campbell, Jr., Charles P. Durkin, Jr., David W. Niemiec, Christian L. Oberbeck and Bret E. Russell for which Saratoga Management acted as agent purchased an aggregate of 1,125 shares of Series B Preferred Stock which are convertible into 155,817 shares of Common Stock.

     On May 15, 2000 the Company modified its agreements with Saratoga Partners, Saratoga Coinvestment and Saratoga Management to (i) cancel the sale of the remaining 10,000 shares of Series B Preferred Stock, (ii) remove all restrictions and requirements relating to the use of proceeds received from the sale of the original 30,000 shares of Series B Preferred Stock and (iii) on or before August 8, 2000, to issue to Saratoga Partners, Saratoga Coinvestment and Saragtoga Management seven-year warrants to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price of $4.30 per share, subject to anti-dilution provisions (with such shares approved from listing on the American Stock Exchange) or, in the alternative, to pay Saratoga Partners, Saratoga Coinvestment and Saragtoga Management in cash the sum of $5,000,000 plus any profit that exists in the warrant at August 8, 2000. At the initial closing, each of Saratoga Partners and Saratoga Coinvestment provided consideration for the purchase from its respective working capital and each of John P. Birkelund, Richard P. Campbell, Jr., Charles P. Durkin, Jr., David W. Niemiec, Christian L. Oberbeck and Bret E. Russell provided consideration for the purchase from his respective personal funds.

Item 4.  Purpose of Transaction.

     Saratoga Partners, Saratoga Coinvestment and Saratoga Management are acquiring the Series B Preferred Stock in the ordinary course of their respective investment activities and as contemplated by their respective organizational documents.

     Pursuant to a shareholders' agreement, by and among the Company, Daniel R. Baty, B.F., Limited Partnership and Saratoga Partners (the "Shareholders' Agreement") entered into at the closing of the sale (the "Closing"), Saratoga Partners is entitled to elect two members to the Company's Board of Directors. Upon Saratoga Partners' request, Saratoga Partnership may elect additional directors so as to maintain Saratoga Partnership's representation at a percentage of the entire Board of Directors (rounded up to the nearest whole number of directors) that is not less than the percentage of total voting power of the Company's

                               Page 13 of 21 Pages
equity securities attributable to the Series B Preferred Stock. Saratoga Partners' right to have one or more directors added to the Company's Board of Directors will terminate if (i) (x) it has sold of record in excess of 50% of its initial investment in the capital stock and (y) the remaining shares of capital stock held by Saratoga Partners represents less than 5% of the outstanding Common Stock (on a fully diluted basis), or (ii) Saratoga Partners is unable to exercise independent voting control over the shares of Capital Stock owned by it. At the initial closing, Charles P. Durkin, Jr. and David W. Niemiec, both Members of Saratoga Associates and Saratoga Management and designees of Saratoga Partners were appointed as members of the Company's Board of Directors.

     Except as described in this Statement, as of the date hereof, the Reporting Parties have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interests in Securities of the Issuer

     (a) and (b) Saratoga Partners beneficially owns 28,125 shares of Series B Preferred Stock, which upon conversion constitutes 3,895,429 or 27.4% of the fully diluted shares of Common Stock of the Company. Saratoga Coinvestors beneficially owns 750 shares of Series B Preferred Stock, which upon conversion constitutes 103,878 or 0.7% of the fully diluted shares of Common Stock of the Company. John P. Birkelund, Charles P. Durkin, Jr., David W. Niemiec, Christian
L. Oberbeck and Bret E. Russell for which Saratoga Management acts as agent beneficially own an aggregate of 1,125 shares of Series B Preferred Stock, which upon conversion constitutes 155,817 or 1.1% of the fully diluted shares of Common Stock of the Company. On December 30, 1999, Messrs. Durkin and Niemiec each received options to purchase 2,500 shares of Common Stock as directors of the Company. On or about March 17, 2000, Mr. Campbell transferred his 120 shares of Series B Preferred Stock to the Saratoga Individuals.

     Each of Saratoga Associates, Saratoga Management and the Saratoga Individuals may be deemed to beneficially own the Shares held by the Saratoga Partners (collectively, the "Partners Shares") and each of Saratoga Management and the Saratoga Individuals may be deemed to beneficially own the Shares held by Saratoga Coinvestment (collectively, the "Coinvestment Shares"). As the general partner of Saratoga Partners, Saratoga Associates may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Partners Shares that may be deemed to be owned beneficially by Saratoga Partners. As the Manager of Saratoga Partners and Managing Member of Saratoga Coinvestment, Saratoga Management may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Partners Shares and Coinvestment Shares that may be deemed to be owned beneficially by Saratoga Partners and Saratoga Coinvestment. Because of the Saratoga Individuals' ownership

                              Page 14 of 21 Pages
interest in Saratoga Associates and Saratoga Management, the Saratoga Individuals may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Partners Shares and Coinvestment Shares that may be deemed to be beneficially owned indirectly by Saratoga Associates and Saratoga Management. Each of Saratoga Associates, Saratoga Management and the Saratoga Individuals disclaims beneficial ownership of the Partners Shares and Coinvestment Shares.

     Each of Saratoga Management and the Saratoga Individuals may be deemed to beneficially own the Shares held by Saratoga Management as agent for John P. Birkeland, Charles P. Durkin, Jr., David W. Niemiec, Christian L. Oberbeck and Bret E. Russell (collectively, the "Agent Shares"). Because of the Saratoga Individuals' ownership interest in Saratoga Management, the Saratoga Individuals may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Agent Shares that may be deemed to be beneficially owned indirectly by Saratoga Management. Each of Saratoga Associates, Saratoga Management and the Saratoga Individuals disclaims beneficial ownership of the Agent Shares.

     (c) None.

     (d) To the best knowledge of the Reporting Parties, no person other than those identified in this Schedule has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

     Saratoga Management received an advisory fee of $750,000 paid by the Company at the Closing.


Item 7.  Material to be Filed as Exhibits

         Exhibit 1 - Joint Filing Agreement and Power of Attorney
         Exhibit 2 - Joint Filing Agreement and Power of Attorney

                               Page 15 of 21 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 24, 2000

                                    Saratoga Partners IV, L.P.
                                    Saratoga Coinvestment IV LLC
                                    Saratoga Management Company LLC
                                    Saratoga Associates IV LLC
                                    John P. Birkelund
                                    Richard P. Campbell, Jr.
                                    Charles P. Durkin, Jr.
                                    David W. Niemiec
                                    Christian L. Oberbeck
                                    Bret E. Russell

                                    Signed on behalf of each of the above



                                    By: /s/ David W. Niemiec
                                        ---------------------------------
                                        Name:  David W. Niemiec
                                        Title: Attorney-in-Fact





                               Page 16 of 21 Pages

                                                                      Schedule A


                 Certain Members and Executive Committee Members
                                       of
                           Saratoga Associates IV LLC

     The names of the Certain Members and Executive Committee Members of Saratoga Associates IV LLC ("Saratoga Associates") and their business addresses and principal occupations are set forth below. If no address is given, the Members' or Executive Committee Members' business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Associates and each individual is a United States citizen.


     Name, Business Address                 Present Position
     ----------------------                 ----------------------------

    John P. Birkelund                       Member, Executive Committee Member*

    Charles P. Durkin, Jr.                  Member, Executive Committee Member*

    Christian L. Oberbeck                   Member, Executive Committee Member*

    David W. Niemiec                        Member*

    Bret E. Russell                         Member*


* - Each of the above party's present principal occupation is Member and/or Executive Committee Member of Saratoga Management Company LLC.






                               Page 17 of 21 Pages

                                                                      Schedule B


                       Members and Executive Committee Members
                                      of
                       Saratoga Management Company LLC

     The names of the Members and the Executive Committee Members of Saratoga Management Company LLC ("Saratoga Management") and principal occupations are set forth below. If no address is given, the Members' or Executive Officer's business address is that of Saratoga Management at 535 Madison Avenue, New York, New York 10022. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Saratoga Management and each individual is a United States citizen.


     Name, Business Address                 Present Principal Occupation
     ----------------------                 ----------------------------

    John P. Birkelund                       Member, Executive Committee Member

    Charles P. Durkin, Jr.                  Member, Executive Committee Member

    David W. Niemiec                        Member

    Christian L. Oberbeck                   Member, Executive Committee Member



                               Page 18 of 21 Pages

                                                                       EXHIBIT 1

                 Joint Filing Agreement and Power of Attorney

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001, of Emeritus Corporation, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

     Each of Saratoga Partners IV, L.P., Saratoga Associates IV LLC, Saratoga Management Company LLC, John P. Birkelund, Richard P. Campbell, Jr., Charles P. Durkin, Jr., David W. Niemiec, and Christian L. Oberbeck (the "Named Parties") hereby constitutes and appoints each of Charles P. Durkin, Jr., David W. Niemiec and Christian L. Oberbeck, acting singly, as the true and lawful attorneys-in-fact, with full power of substitution in any and all capacities, to execute for and on behalf of the Named Parties, the Schedule 13D to which this Joint Filing Agreement and Power of Attorney is an exhibit and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges. Each of the Named Parties hereby grants to such attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the attorney-in-fact might or could, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

     The powers hereby conferred upon the said attorneys-in-fact shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact.


Date: December 20, 1999

                                    Saratoga Partners IV, L.P.

                                    By Saratoga Associates IV LLC,
                                       as General Partner

                                    By Saratoga Management Company LLC,
                                       as Manager


                                    By: /s/ Charles P. Durkin, Jr.
                                        ---------------------------------
                                        Name:  Charles P. Durkin, Jr.
                                        Title: Executive Committee Member



                               Page 19 of 21 Pages

Date: December 20, 1999

                                    Saratoga Associates IV LLC

                                    By Saratoga Management Company LLC,
                                       as Manager


                                    By: /s/ Charles P. Durkin, Jr.
                                        ---------------------------------
                                        Name:  Charles P. Durkin, Jr.
                                        Title: Executive Committee Member


Date: December 20, 1999

                                    Saratoga Management Company LLC


                                    By: /s/ Charles P. Durkin, Jr.
                                        ---------------------------------
                                        Name:  Charles P. Durkin, Jr.
                                        Title: Executive Committee Member


Date: December 20, 1999

                                John P. Birkelund


                                            /s/ John P. Birkelund
                                 -------------------------------------


Date: December 20, 1999

                                Richard P. Campbell, Jr.


                                            /s/ Richard P. Campbell, Jr.
                                 -------------------------------------


Date: December 20, 1999

                                Charles P. Durkin, Jr.


                                            /s/ Charles P. Durkin, Jr.
                                 -------------------------------------

Date: December 20, 1999

                                David W. Niemiec

                                            /s/ David W. Niemiec
                                 -------------------------------------

Date: December 20, 1999

                                Christian L. Oberbeck


                                            /s/ Christian L. Oberbeck
                                 -------------------------------------

                               Page 20 of 21 Pages

                                                                       EXHIBIT 2

                 Joint Filing Agreement and Power of Attorney

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001, of Emeritus Corporation, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

     Each of Saratoga Coinvestment IV LLC and Bret E. Russell (together, the "Named Parties") hereby constitutes and appoints each of Charles P. Durkin, Jr., David W. Niemiec and Christian L. Oberbeck, acting singly, as the true and lawful attorneys-in-fact, with full power of substitution in any and all capacities, to execute for and on behalf of the Named Parties, the Schedule 13D to which this Joint Filing Agreement and Power of Attorney is an exhibit and all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges. The Named Parties hereby grant to such attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the attorney-in-fact might or could, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(d) of the Securities Exchange Act of 1934.

     The powers hereby conferred upon the said attorneys-in-fact shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact.


Date: January 10, 2000

                                    Saratoga Coinvestment IV LLC

                                    By Saratoga Management Company LLC,
                                       as Managing Member


                                    By: /s/ David W. Niemiec
                                        ---------------------------------
                                        Name:  David W. Niemiec
                                        Title: Member


Date: January 10, 2000

                                    Bret E. Russell


                                         /s/ Bret E. Russell
                                        ---------------------------------


                               Page 21 of 21 Pages